SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Thursday, January 16, 2003

03003359

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

03 JAN 24 AM 7:21

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – January 16, 2003

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dw 1/29

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Thursday, January 16, 2003

For Immediate Release: Stock Symbol: TSX: BFS

BFS ENTERTAINMENT DECLARES DIVIDEND

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to announce today that its Board of Directors has declared its first cash dividend of $0.025 per common share to be paid on February 21, 2003 to all common shareholders of record at the close of business on January 31, 2003. This dividend is in recognition of the impressive growth of cash flow from operations over the past three years.

The Corporation anticipates, as it retires its long-term debt over the next eighteen months, to establish a regular dividend policy, subject to management's ongoing review of the Corporation's financial requirements.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming for North America and to expand its distribution channels.